UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO 240.13d-2(a)

Under the Securities Exchange Act of 1934

Nyxoah SA

(Name of Issuer)

Ordinary Shares

(Title of Class of Securities)

B6S7WD106

(CUSIP Number)

Ray Jarman

Group General Counsel & Company Secretary

Cochlear Limited

1 University Avenue, Macquarie University

NSW 2109

Australia

+61294255239

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 7, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. B6S7WD106	Page 2 of 8 Pages

1.	Name of reporting person Cochlear Investments Pty Ltd
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐

3.	SEC use only

4.	Source of funds AF
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with	7.	Sole voting power

	8.	Shared voting power 4,697,617 Ordinary Shares (See Item 5)
	9.	Sole dispositive power

	10.	Shared dispositive power 4,697,617 Ordinary Shares (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 4,697,617 Ordinary Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11) 18.5%(1)
14.	Type of reporting person CO

(1) Based on 25,437,859 ordinary shares (“Ordinary Shares”) of Nyxoah S.A. (the “Issuer”) stated to be outstanding in the Issuer's Form 6-K furnished to the Securities and Exchange Commission (“SEC”) on July 9, 2021.

CUSIP No. B6S7WD106	Page 3 of 8 Pages

1.	Name of reporting person Cochlear Limited
2.	Check the appropriate box if a member of a group (a) ☐ (b) ☐

3.	SEC use only

4.	Source of funds WC
5.	Check box if disclosure of legal proceedings is required pursuant to Item 2(e) or 2(f) ☐

6.	Citizenship or place of organization Australia

Number of shares beneficially owned by each reporting person with	7.	Sole voting power

	8.	Shared voting power 4,697,617 Ordinary Shares (see Item 5)
	9.	Sole dispositive power

	10.	Shared dispositive power 4,697,617 Ordinary Shares (See Item 5)

11.	Aggregate amount beneficially owned by each reporting person 4,697,617 Ordinary Shares
12.	Check box if the aggregate amount in Row (11) excludes certain shares ☐

13.	Percent of class represented by amount in Row (11) 18.5%(1)
14.	Type of reporting person CO

Based on 25,437,859 Ordinary Shares stated to be outstanding in the Issuer's Form 6-K furnished to the SEC on July 9, 2021.

CUSIP No. B6S7WD106	Page 4 of 8 Pages

ITEM 1.	SECURITIES AND ISSUER.

This Schedule 13D relates to the ordinary shares (the “Ordinary Shares”) of Nyxoah SA (the “Issuer”). The principal executive offices of the Issuer are located at Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium.

ITEM 2.	IDENTITY AND BACKGROUND

(a) – (b)	Pursuant to Rule 13d-1 promulgated by the SEC under Section 13 of the Act, this statement is being filed by:

(i) Cochlear Investments Pty Ltd (“Cochlear Investments”); and
(ii) Cochlear Limited

The Ordinary Shares that may be deemed to be beneficially owned by each Reporting Person are set forth on Line 11 of such Reporting Person’s cover sheet. The Ordinary Shares are owned directly by Cochlear Investments. Cochlear Investments is a wholly-owned subsidiary of Cochlear Limited. Accordingly, Cochlear Limited may be deemed to have investment control over the Ordinary Shares held by Cochlear Investments.

Cochlear Investments and Cochlear Limited are each referred to individually as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business address of each Reporting Person is 1 University Avenue, Macquarie University
NSW 2109, Australia. The name, business address, present principal occupation and the citizenship of each director and executive officer of each of the Reporting Persons are set forth in Schedules A hereto and are incorporated herein by reference.

(c)	Cochlear Investments is principally engaged in the business of investing in health care industry companies. Cochlear Limited is a medical device company that is publicly listed in Australia.

(d) – (e)	During the five years preceding the date of this filing, neither of the Reporting Persons nor any person listed on Schedule A has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	The Reporting Persons are incorporated under the laws of New South Wales, Australia.

CUSIP No. B6S7WD106	Page 5 of 8 Pages

ITEM 3	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

On June 30, 2021, the Registration Statement on Form F-1 filed with the Securities and Exchange Commission (“SEC”) by the Issuer in connection with its initial public offering in the United States (the “IPO”) was declared effective. The closing of the IPO took place on July 7, 2021 and at such closing Cochlear Investments purchased an aggregate of 750,000 Ordinary Shares at the IPO price of $30.00 per share.

Cochlear Investments purchased 3,988 Series B2 preferred shares of the Issuer in two tranches between September and November 2018 at EUR 3,259.91 per Series B2 preferred share.

Cochlear Investments purchased 1,350 Ordinary Shares on February 21, 2020 at EUR 5,966.59 per share.

On September 21, 2020, the Issuer completed an initial public offering on the Euronext Brussels (the “Euronext IPO”). Cochlear Investments purchased an aggregate of 294,117 Ordinary Shares in the Euronext IPO at a price of EUR 17.00 per share.

The source of funds for acquiring the securities described herein that are directly owned by Cochlear Investments was the working capital of Cochlear Limited.

ITEM 4.	PURPOSE OF TRANSACTION.

The response to Item 3 is incorporated herein by reference.

Cochlear Investments purchased the Ordinary Shares reported hereunder for investment purposes, and such purchases were made in the ordinary course of business of Cochlear Investments.

In pursuing such investment purposes, the Reporting Persons may further purchase, hold, vote, trade, dispose or otherwise deal in the Ordinary Shares at times, and in such manner, as they deem advisable to benefit from, among other things, (1) changes in the market price of Ordinary Shares; (2) changes in the Issuer's operations, business strategy or prospects; or (3) from the sale or merger of the Issuer. To evaluate such alternatives, the Reporting Persons will closely monitor the Issuer's operations, prospects, business development, management, competitive and strategic matters, capital structure, and prevailing market conditions, as well as other economic, securities markets and investment considerations. Consistent with their investment research methods and evaluation criteria, the Reporting Persons may discuss such matters with the management or Board of Directors of the Issuer, other shareholders, industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (1) modifying their ownership of the Ordinary Shares; (2) exchanging information with the Issuer pursuant to appropriate confidentiality or similar agreements; (3) proposing changes in the Issuer's operations, governance or capitalization; (4) pursuing a transaction that would result in the Reporting Persons' acquisition of all or a controlling interest in the Issuer; or (5) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

In addition to the information disclosed in this Statement, the Reporting Persons reserve the right to (1) formulate other plans and proposals; (2) take any actions with respect to their investment in the Issuer, including any or all of the actions set forth in subsections (a) through (j) of Item 4 of Schedule 13D; and (3) acquire additional Ordinary Shares or dispose of some or all of the Ordinary Shares beneficially owned by them, in each case in the open market, through privately negotiated transactions or otherwise. The Reporting Persons may at any time reconsider and change their plans or proposals relating to the foregoing.

CUSIP No. B6S7WD106	Page 6 of 8 Pages

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

The information contained on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4, and 6 are hereby incorporated herein by reference.

(a) – (b)	As of the date hereof, Cochlear Investments directly owns 4,697,617 Ordinary Shares, representing 18.5% of the outstanding Ordinary Shares.

Cochlear Limited is the parent company of Cochlear Investments. As a result, Cochlear Limited may be deemed to indirectly beneficially own the Ordinary Shares directly held by Cochlear Investments.

The percentage of outstanding Ordinary Shares that may be deemed to be beneficially owned by each Reporting Person is set forth on line 13 of the cover sheet of this Schedule 13D. Such percentage was calculated based on 25,437,859 Ordinary Shares stated to be outstanding in the Issuer's Form 6-K furnished to the SEC on July 9, 2021.

The Reporting Persons do not have the right to acquire any additional Ordinary Shares.

(c)	The reported share amounts for the Reporting Persons reflect amounts as of the date hereof. The Reporting Persons have not effected any transactions in the Ordinary Shares during the past 60 days, other than on July 7, 2021, Cochlear Investments acquired 750,000 Ordinary Shares from the Issuer in connection with the IPO at the IPO price of $30.00 per share for an aggregate purchase price of $22.5 million.

(d)	None.

(e)	Not applicable.

CUSIP No. B6S7WD106	Page 7 of 8 Pages

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the “Joint Filing Agreement”). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

In connection with the IPO, Cochlear Investments has agreed with the underwriters of the IPO, Piper Sandler & Co., Stifel, Nicolaus & Company, Incorporated, and Cantor Fitzgerald & Co. (the “Underwriters”), subject to limited exceptions, not to offer, pledge, announce the intention to sell, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise dispose of, directly or indirectly, or enter into any swap or other agreement that transfers, in whole or in part, any of the economic consequences of ownership of the ordinary shares or such securities convertible or exercisable ordinary shares for a period of 90 days after the date of Issuer’s prospectus dated July 2, 2021, without the prior written consent of the Underwriters (the “U.S. Lock-up Arrangements”). The US Lock-up Arrangements do not apply to Ordinary Shares acquired by Cochlear Investments in the IPO. Such Lock-up arrangements were more fully described in the final prospectus filed by the Issuer with the SEC on July 2, 2021 pursuant to Rule 424(b)(5) and filed as Exhibit A to Exhibit 1.1 to the Issuer's Amendment No. 3 to Form S-1 Registration Statement (File No. 333-257000), and such description is incorporated herein by reference.

In connection with the Euronext IPO, Cochlear Investments, along with all other existing shareholders of the Issuer at the time of the Euronext IPO, entered into a lock-up arrangement, subject to limited exception, with the underwriters of the Euronext IPO with respect to certain of its shares and other securities issued by the Issuer for a period of twelve months after the listing date on the Euronext Brussels, September 18, 2020 (the “Euronext Lock-up Arrangements”). A copy of the Euronext Lock-up Arrangements is attached as Exhibit 3 to this Schedule 13D and is incorporated by reference herein.

Other than the Joint Filing Agreement, U.S. Lock-up Arrangements and the Euronext Lock-up Arrangements, the Reporting Persons have no contracts, arrangements, understandings or relationship with any persons with respect to the securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Exhibit
1.	Joint Filing Agreement dated as of July 16, 2021
2.	Form of Lock-Up Agreement filed as Exhibit A to Exhibit 1.1 to the Issuer's Amendment No. 1 to Form F-1 Registration Statement (File No. 333-257000) is incorporated herein by reference
3.	Form of Lock-Up and Standstill Agreement dated September 8, 2020 among the Issuer, certain existing shareholders and Banque Degroof Petercam SA/NV and Belfius Bank SA/NV

CUSIP No. B6S7WD106	Page 8 of 8 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: July 16, 2021

COCHLEAR INVESTMENTS PTY LTD

By:	/s/ Ray Jarman
Name: Ray Jarman
Title: Company Secretary

COCHLEAR LIMITED

By:	/s/ Ray Jarman
Name: Ray Jarman
Title: Company Secretary

SCHEDULE A

Executive Officers and Directors of Cochlear Investments Pty Ltd

Name and Position	Present Principal Occupation	Business Address	Citizenship
Diggory William Howitt	Director	1 University Avenue Macquarie University NSW 2109 Australia	Chief Executive Officer & President, Cochlear Limited
Stuart Ross Sayers	Director	1 University Avenue Macquarie University NSW 2109 Australia	Chief Financial Officer, Cochlear Limited
Ray Phillip Jarman	Company Secretary	1 University Avenue Macquarie University NSW 2109 Australia	General Counsel & Company Secretary, Cochlear Limited

Executive Officers and Directors of Cochlear Limited

Name and Position	Present Principal Occupation	Business Address	Citizenship
Roderic Holliday-Smith	Chair of the Board, Director	1 University Avenue Macquarie University NSW 2109 Australia	Director
Diggory William Howitt	Director, Chief Executive Officer & President	1 University Avenue Macquarie University NSW 2109 Australia	Chief Executive Officer & President, Cochlear
Yasmin Anita Allen	Director	1 University Avenue Macquarie University NSW 2109 Australia	Director
Andrew Leslie Denver	Director	1 University Avenue Macquarie University NSW 2109 Australia	Director
Glen Francis Boreham	Director	1 University Avenue Macquarie University NSW 2109 Australia	Director
Catriona Alison Deans	Director	1 University Avenue Macquarie University NSW 2109 Australia	Director
Bruce Gregory Robinson	Director	1 University Avenue Macquarie University NSW 2109 Australia	Director
Shah Abbas Hussain	Director	1 University Avenue Macquarie University NSW 2109 Australia	Director
Michael Grenfell Daniell	Director	1 University Avenue Macquarie University NSW 2109 Australia	Director
Christine Frances McLoughlin	Director	1 University Avenue Macquarie University NSW 2109 Australia	Director
Stuart Ross Sayers	Chief Financial Officer	1 University Avenue Macquarie University NSW 2109 Australia	Chief Financial Officer, Cochlear
Jan Raymond Janssen	Chief Technology Officer	1 University Avenue Macquarie University NSW 2109 Australia	Chief Technology Officer, Cochlear
Anthony Sean Bishop	President, Asia Pacific & Latin America Region	1 University Avenue Macquarie University NSW 2109 Australia	President, Asia Pacific & Latin America Region, Cochlear
Richard John Brook	President, EMEA Region	Peter Merian-Weg 4 4052 Basel Switzerland	President, EMEA, Cochlear
Anthony Manna	President, Americas Region	10350 Park Meadows Drive, Lone Tree, CO 80124, USA	President, Americas Region, Cochlear
Ray Phillip Jarman	General Counsel & Company Secretary	1 University Avenue Macquarie University NSW 2109 Australia	General Counsel & Company Secretary, Cochlear